UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Hall Structured Finance II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10770

Texas (State or other jurisdiction of incorporation or organization)	75-2503042 (I.R.S. Employer Identification No.)

2323 Ross Avenue, Suite 200 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

(214) 269-9500
Registrant’s telephone number, including area code

Debentures
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offering;

•	changes in economic conditions generally and the real estate markets specifically;

•	intense competition in the real estate lending market that may limit our ability to make loans or otherwise deploy our capital;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	failure of loans to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	our ability to retain our executive officers and other key personnel of our Manager and its affiliates;

•	expected rates of return provided to investors;

•	the ability of our Manager and its affiliates to source, originate and service our loans and the quality and performance of these loans;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes in the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our loans, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

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•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Manager;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

General

Hall Structured Finance II, LLC (“HSF” or the “Company”) is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing (collectively, the “Financings”) on a value-add basis to unaffiliated borrowers (the “Borrowers”) for hotel, office, multifamily, condominium and mixed use and various other real estate projects (the “Projects”) located throughout the United States. We focus on debt financing opportunities that are underserved by the institutional markets. Our current emphasis is on providing first lien construction financing, that is non-recourse upon completion. Our loan programs are designed to provide an alternative for real estate investors and developers in meeting their financing needs to traditional conventional lending programs. We offer creative loan structures and efficient loan execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects. The Company intends to continue to pursue financing opportunities where its financial strength and real estate and capital market expertise will add value and facilitate the completion of value-added transactions.

Historically, Financings have been outstanding approximately two to three years, although loans can be outstanding in some cases up to a total of five years, subject to certain conditions. The Financing amounts currently range from $11,000,000 to $56,000,000, but we have the option to make larger loans. Financings are structured as mortgage loans secured by a first lien on the related Project at amounts that are generally between 55% and 75% of the total costs to develop the applicable Project.  The Financings are non-recourse to the Borrower, subject to standard carve out guarantees and completion guarantees on construction loans. The Financings generally require interest only payments during the primary term and provide for 12 to 18-month yield protection payments from Project completion.

We believe that we have differentiated ourselves in the marketplace by using and drawing on our extensive real estate and finance expertise, which allows us to efficiently assess opportunities and underwrite a broad range of Financings, and to be more creative in structuring transactions that provide us the proper security and collateral while also addressing the needs of the Borrowers. Key areas of emphasis in our underwriting of Financing opportunities include:

•	Overall quality of the real estate project (post completion or renovation, as applicable);

•	Strong market fundamentals, with appropriate demand generators;

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•	Asset potential and positioning within the market;

•	History and demonstrated experience of the principals of the Borrower;

•	Qualified team, including the developer, general contractor and architect;

•	Solid financial and value-enhancement plans for the Project; and

•	Amount of equity invested or being invested by the Borrower and its principals.

Both in our current form and through our predecessors, we have operated on strong operating principles and the long-standing business experience of our owners and executives. The Company is managed (through HSF Holdings Management, LLC, our Manager) by senior executives with an average of more than 30 years of direct industry experience, knowledge of all real estate asset classes across a broad range of geographic market areas and experience with both institutional and smaller entrepreneurial investors. Additionally, the Company is part of an affiliated group of entities known as HALL Group, the origin of which began 50 years ago by Craig Hall. HALL Group has expertise in real estate ownership, management, leasing, acquisition, disposition, and finance and has a broad range of other experience including vineyards and wineries, software development, commercial lending, and early stage venture capital. We can draw the HALL Group’s expertise should we so require.

The HALL Group includes major operational areas including: HALL Park, the 17-building, 2,500,000 square foot, 162-acre office park in Frisco, Texas; HALL Arts, the three-phase, five-acre, mixed-use development in the Dallas Arts District; and HALL Art Collection, an immense collection of local and international art pieces located throughout HALL Group’s properties. Additionally, the affiliated, HALL Wines, located in St. Helena and Rutherford, produces highly-rated Bordeaux varietals, and WALT Wines, located in Napa Valley, produces hand-crafted Pinot Noir and Chardonnay varietals. HALL Wines employs high-density plantings and small vine viticulture combined with two cutting-edge, gravity-flow wineries to produce the highest quality wines, and now has three 100-point, perfect score vintages. Over the course of its 49-year history, HALL Group has collectively owned, managed and/or developed more than 100,000 apartments, five million square feet of commercial office space, numerous hotels, retail centers, residential land, software businesses and numerous venture capital companies.

HSF provides the following financial attributes:

•	Strong financial entity with net equity as of December 31, 2018 of $123,194,236.

•	Loans that have been obtained by HSF, which are generally secured by the collateral assignment of the first lien mortgage loan for the applicable project (the “Bank Loan”), have been paid in full since the inception of our direct lending program 20 years ago.

•	As of December 31, 2018, HSF had more than $576 million in outstanding loan commitments on loans that had been closed and remain outstanding, all representing first lien mortgage loans.

•	HSF’s 20-year track record (the “Track Record”) includes over $1 billion in first mortgage, mezzanine loan, and preferred equity originations (over 90% represented by first mortgage loans). Of this amount, as of December 31, 2018, $433 million have gone full cycle (paid off or otherwise retired).

•	The $433 million in loans that had gone "full cycle" and included in HSF’s Track Record as of December 31, 2018, consisted of 43 individual loans, which provided a 12.3% internal rate of return (“IRR”) on an unleveraged basis (i.e. monthly compounded rate of return on each loan based on the return of principal plus interest, and prepayment and other fees) and a 30.1% IRR on a leveraged basis (i.e. monthly compounded rate of return on each loan based on the return of principal plus interest, and prepayment and other fees net of the repayment of any underlying Bank Loan principal, and after considering interest paid on such Bank Loans).

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•	No distributions will be made to the members of the Company if such distribution would cause the net equity of the Company and its subsidiaries to be less than $75 million after giving effect to such distribution.

Competitive Strengths

Since the “great recession” of 2008, banks, insurance companies and other traditional lenders have generally became more conservative in their underwriting of commercial real estate loans. This combined with new regulations on real estate lending imposed upon banks and other financial institutions through Dodd-Frank and Basel III has particularly impacted the availability of, and willingness of such institutions to provide, construction loans. The result is that many banks and other financial institutions are only making construction loans at very low leverage levels, with existing proven customers. In fact, according to the “Emerging Trends in Real Estate 2017,” the 38th edition of PWC’s yearly survey, respondents identified construction loans as being the only vastly undersupplied form of debt funding. This is all notwithstanding the robust recovery that has and is occurring in the real estate industry, with real estate values now exceeding pre-recession levels.

We have identified this gap in the real estate capital markets as an opportunity. As a private lender, we are not required to adhere to the regulations imposed on the banking sector. While regulatory restraints limit the flexibility of many commercial lending institutions, we can capitalize on those opportunities and thrive outside the box. A private lender such as HSF can bring more to the table than money by providing real business expertise. Private lenders such as HSF can offer construction and other types of real estate loans with higher proceeds while remaining at moderate leverage levels, be more responsive to individual borrower needs in structuring individual loans, and close transactions faster than banks and other traditional financial institutions.

Conventional financing sources for commercial real estate loans under $100 million, and particularly loans under $50 million continue to be greatly reduced, due in large part to the increased regulatory limitations placed on traditional lenders, such as state banks and savings and loans, resulting from the lending crisis that occurred at the end of the last decade. As an example, prior to 2008, office developers could routinely obtain construction financing for office projects without preleasing in the 80% loan to construction cost range. Currently, only the strongest developers can obtain financing for such a project at greater than 50% loan to cost. Similar reductions have taken place on assets such as to-be-built hotels. The Company’s market presence, experience and reputation and the ability of our management team to underwrite a broad range of projects and structures, and flexibility to act quickly, should provide us the opportunity to take advantage of this favorable lending environment for our target loans.

We believe that our lending strategy and operating model distinguish us from other lenders providing similar loans, including the following:

•	The Company has a proven 20-year Track Record as a successful commercial real estate lender.

•	HSF’s Track Record has been established over a period of time that covers multiple economic cycles and various market conditions.

•	Outgrowth of a full service 50-year old real estate company, providing support in underwriting, due diligence and asset management.

•	Able to underwrite and react to market opportunities across all types of real estate products.

•	The current market conditions, in which the owners of properties in certain asset classes and/or markets are often unable to obtain financing through traditional means, has presented the Company, as a contrarian investor, a tremendous opportunity to significantly expand its financing activities and reach more Borrowers.

•	The relative unavailability of conventional financing resulting from increased regulatory restrictions and limitations has given rise to an increasing need for real estate centric direct private lenders like us who can underwrite a broad range of real estate financing opportunities that traditional lenders avoid.

Our Business Activities

As of December 31, 2018, the Company, together with its predecessor operations, has originated approximately $1 billion of Financings under 66 separate loan transactions. As of December 31, 2018, we had outstanding first mortgage loans secured by 23 properties (the “Outstanding Loans”) representing approximately $576 million in outstanding loan commitment amounts. As of December 31, 2018, we have approximately $234 million due and outstanding on the Outstanding Loans. In addition, Bank Loans are either borrowed by us directly or indirectly by subsidiaries with the Bank Loans being guaranteed by the Company, our subsidiaries, and/or other affiliated entities.

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Recent Developments

Since December 31, 2018, the Company has continued to experience strong demand for new financing opportunities.  Specifically, we have closed an aggregate of $79 million of new loans.

Bank Loans

We have typically obtained Bank Loans to increase our funds available for Financings. Take for example a Project for which the total cost was $10 million, and the amount of our Bank Loan was $7.5 million.  Currently, the interest rate on our Financings are typically between 8.25% and 9.25% over 30-day LIBOR (or between 10.75% and 11.75% at the current 30-day LIBOR rate of 2.50%).  Bank Loans are typically obtained in an amount of 70% to 80% of the amount of each of our Financings, which in our example would provide us with the capacity to lend an additional amount of between $5.25 million and $6.0 million.  The Company would then receive additional lending proceeds in an amount equal to the spread between the interest rate on the Bank Loan (which currently is between 3.0% and 3.75% over 30-day LIBOR or between 5.50% and 6.25% at the current 30-day LIBOR rate of 2.50%) and the interest rate we charge on a new loan for the development of a Project.

Bank Loans are generally secured by a collateral assignment of our first lien mortgage loan for the applicable Project to the lender providing the Bank Loan and guaranteed by the Company. As of December 31, 2018, the Company had outstanding Bank Loans of $135 million.

Financing Origination and Underwriting Process

HSF believes that through its Manager it has a strong underwriting team which has remained highly selective in the transactions it has recommended for financing and has not deviated from its core underwriting principals. As a result, HSF believes that it continues to be well positioned to take advantage of the current market opportunities. HSF’s Manager generally employs the following origination and underwriting process for its Financings, although the following process may vary significantly on a case by case basis:

1.       A loan officer is assigned to each prospective Financing opportunity for initial review and discussions with the prospective Borrower. HSF seeks to originate Financings on Projects with strong real estate fundamentals and to prospective Borrowers with sound business plans and capital structures that are appropriate in the current environment.

2.       Prospective Borrowers are provided with a loan application letter setting forth the proposed terms of the Financing. The prospective Borrower (or its affiliate) will generally be required to (i) provide a due diligence deposit (typically not less than $25,000) and (ii) execute the application letter, which generally will provide for exclusivity to HSF to make the Financing for a designated period of time (typically 30 to 60 days). One or more associates are required to visit the site, meet with some or all of the principals representing the prospective Borrower, visit comparable properties as may be feasible, and complete preliminary due diligence.

3.       If a prospective Financing opportunity fits the Company’s financing program and underwriting criteria, the loan officer will engage the loan committee (the “Loan Committee”), which currently consists of Craig Hall, Richard Hyman and Donald Braun. A detailed memorandum is concurrently submitted to the Loan Committee for consideration in connection with a request for preliminary approval. Upon submission of a prospective Financing for preliminary approval, the Loan Committee may approve, alter, or deny the terms of the proposed Financing. If the Financing is preliminarily approved by the Loan Committee, an additional deposit is typically required from the Borrower (typically in the amount of $25,000). A prospective Financing may be submitted to the Loan Committee for approval one or more times.

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4.       Once preliminary Loan Committee approval is received, HSF then conducts its final due diligence review and loan documentation process which typically takes between 30 and 60 days. This includes an examination of the legal structure of the transaction, including Patriot Act due diligence as may be required, and credit, background and reference checks of the prospective Borrower and its key principals. HSF uses a number of third party experts to perform certain underwriting tasks, including appraisals, environmental reports, title review, insurance analysis and construction evaluation. HSF employs outside law firms in the closing and documentation of each Financing. Market work generally consists of visiting the location, shopping comparables, and/or communicating with appraisers, local brokers and/or other market participants.

5.       During the final due diligence and loan documentation process has been completed, the HSF loan officer and other associates involved in the due diligence and closing process reports any material deviations from the terms and conditions preliminarily approved by the Loan Committee, if any, in obtaining final approval by the Loan Committee and prior to the final Financing documents being executed.

Anticipated Financing Terms

HSF currently anticipates that the interest rate on Financings structured as first mortgage loans will be between 6.95% to 8.75% over 30-day LIBOR. Financings are typically subject to a floor interest rate. We typically obtain Bank Loans secured by such first mortgage loans. HSF currently anticipates that it will obtain Bank Loans at approximately 75% of the commitment amount of each first mortgage Financing, resulting in an expected IRR return to HSF on the net equity in each first mortgage Financing of in excess of 20%. HSF has typically obtained Bank Loans on a loan by loan basis. Each Bank Loan is generally secured by the collateral assignment of HSF’s first mortgage Financing for such Project to the lender providing the Bank Loan, and guaranteed by HSF, subsidiaries of HSF, and/or other affiliated entities. HSF anticipates that new Financings will have one- to three-year terms, and may provide for one- to two-year extension options.

Investment Limitations to Avoid Registration as an Investment Company

General

We conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, we will not be deemed to be an "investment company" if:

•	we are not engaged primarily, nor do we hold ourselves out as being engaged primarily, nor propose to engage primarily, in the business of investing, reinvesting or trading in securities, which criteria we refer to as the primarily engaged test; and

•	we are not engaged and do not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and do not own or propose to acquire "investment securities" having a value exceeding 40% of the value of our total assets on an unconsolidated basis, which criteria we refer to as the 40% test. "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our subsidiaries satisfy both tests above. With respect to the 40% test, the entities through which we make our loans are wholly-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Through our wholly-owned subsidiaries, we engage in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the primarily engaged test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% test to nevertheless be an investment company under the primarily engaged test.

We believe our subsidiaries may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. The SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. We discuss below how we treat the investments of our subsidiaries that own them under the Investment Company Act.

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Real Property. We treat an investment in real property as a qualifying asset.

Mortgage Loans. We treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan is classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage.

Other Real Estate-Related Loans. We treat the other real estate-related loans, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate. With respect to construction loans, we treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Absence of No-Action Relief

If certain of our subsidiaries fail to own a sufficient amount of qualifying assets or real estate-related assets, we could be characterized as an investment company. We have not sought a no-action letter from the SEC staff regarding how our investment strategy fits within the exceptions from registration under the Investment Company Act on which we and our subsidiaries intend to rely. To the extent that the SEC’s Division of Investment Management provides more specific or different guidance regarding the treatment of assets as qualifying assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the SEC’s Division of Investment Management could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations analysis should be read in conjunction with our financial statements and the related notes thereto as of December 31, 2018. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Hall Structured Finance II, LLC is a direct private real estate lender engaged in providing acquisition, bridge, and construction financing on a value-add basis for hotel, office, multifamily, condominium and mixed use and various other real estate projects located throughout the United States (collectively, the “Financings”). We focus on providing debt financing to areas and sectors that are underserved by institutional markets. Our current emphasis is on providing non-recourse, first-lien construction financing. Our loan programs are designed to provide an alternative for real estate investors and developers who cannot meet their financing needs through traditional lending programs. We typically can offer somewhat more creative loan structures and faster execution for ground-up construction, adaptive reuse, major asset repositioning and renovation projects than banks and other institutional debt providers.

For a discussion of certain factors that may influence future results of operations, see “Trend Information” below.

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Operating Results

Results of Continuing Operations — Year ended December 31, 2018 compared to year ended December 31, 2017.

	For the Years Ended
	December 31,
	2018	2017	Variance
Net interest income:
Interest income	$28,459,532	12,242,052	16,217,480
Interest expense	8,224,569	3,271,260	4,953,309
Net interest income	20,234,963	8,970,792	11,264,171

Noninterest income:
Other income	25	167,343	(167,318)
Total noninterest income	25	167,343	(167,318)

Noninterest expense:
Management fee	3,010,875	2,747,050	263,825
General and administrative	1,892,893	802,694	1,090,199
Total noninterest expense	4,903,768	3,549,744	1,354,024

Investment:
Dividend income	267,636	27,010	240,626
Net realized gain on sales of marketable securities	33,507	9,462	24,045
Change in fair value of equity securities available for sale	(630,606)	-	(630,606)
Total investment and other	(329,463)	36,472	(365,935)
Net income, before noncontrolling interest	15,001,757	5,624,862	9,376,895
Less net income attributable to noncontrolling interest	(1,207,777)	(304,155)	(903,622)
Net income attributable to Hall Structured Finance II, LLC	$13,793,980	5,320,707	8,473,273

Interest Income — Interest income was $28,459,532 for the year ended December 31, 2018, an increase of $16,217,480 from the interest income for the year ended December 31, 2017. This increase in interest income was primarily attributable to an increase in the average outstanding balance of loan receivables and the receipt of a prepayment penalty fee in connection with the payoff of a loan.

Interest Expense — Interest expense was $8,224,569 for the year ended December 31, 2018, an increase of $4,953,309 from interest expense for the year ended December 31, 2017. This increase was primarily attributable to an increase in the average outstanding balance of loans payable.

Management Fee —The Management Fee for the year ended December 31, 2018 was $3,010,875, an increase of $263,825 for the year ended December 31, 2017, due to the values of new loan origination fees in conjunction with the percentage allowed under the management agreement. Refer to the Notes to the Financial Statements for more information. Effective January 1, 2017, the Company has employed and appointed the Manager, pursuant to the terms of a management agreement which provides for the Manager to receive a management fee in an amount that approximates certain general and administrative expenses attributable to the Company, which includes among other items payroll costs attributable to personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year plus a reasonable profit thereon; the Management Fee does not cover direct general and administrative expenses payable to unaffiliated 3rd parties which include among other items certain legal expenses, advertising, and accounting expenses.

General and Administrative — General and administrative expenses were $1,892,893 for the year ended December 31, 2018, an increase of $1,090,199 from general and administrative expenses for the year ended December 31, 2017. This increase was primarily attributable to an increase in direct marketing costs and legal expenses associated with the increase in new loan payables.

Net Income Attributable to Noncontrolling Interest — The net income attributable to the noncontrolling interests was $1,207,777 for the year ended December 31, 2018, an increase of $903,622 from net income attributable to the noncontrolling interests for the year ended December 31, 2017. This increase was primarily attributable to an increase in net income.

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Liquidity and Capital Resources

As of December 31, 2018, we had $134,847,049 of Loans Payable, of which $30,390,000 is due within the next year. The Loans Payable are secured by Financings, having an outstanding balance of $234,162,704 as of December 31, 2018, of which $63,610,000 is due within the next year.

We believe that the cash flow from Financings will be sufficient to meet our normal operating expenses and other obligations during the next year.

Plan of Operations

Over the next 12 months, we intend to continue to execute on our business plan of originating loans secured by real estate projects located throughout the United States. We have sufficient existing capital resources to fund our current lending obligations under our current business model with bank loans being secured on all Financings. The number of future projects that we will be able to finance will depend on, in part, our ability to raise funds through the debenture offering and the continuation of the availability of related debt financing. We expect the proceeds of the debenture offering, together with other sources of financing, including new bank loans, will be sufficient for us to implement our immediate business plan and that no additional securities, other than debentures, will need to be raised over the next twelve months in order to implement our business plan.

Trend Information

We continue to see an increase in the number of Financings that are being presented to us from perspective borrowers and their representatives. While the predominant amount of Financings we are seeing continue to be related to hotels, we are seeing demand for construction financing for other product types such as multifamily, condominiums, and student housing projects as well. If this trend develops and continues, we may have a somewhat more diverse portfolio of Financings as between various real estate types moving forward than in the past few years.

HSF II originated $206.1 million in new Financings in 2018, as compared to $274.7 million in new Financings closed and completed during 2017. In addition, as of December 31, 2018, we had $139.6 million in prospective new Financings which had been approved by the Loan Committee and were in the final due diligence, closing, and documentations process. Further, as of December 31, 2018, we had $203.5 million in prospective new Financings which are in the due diligence where project sponsors have tendered to HSF II a due diligence deposit and executed an HSF II approved loan application granting exclusivity to HSF II.

For the years 2015 to 2018, the average size of our Financings was approximately $24.9 million. For new Financings closed during 2018, the average loan size was just over $29.4 million. Based on this trend, and the perspective Financings for 2019, we expect the average size of our Financings to increase to approximately $35.0 million or more over time.

We believe the increase in the number of Financings and prospective new Financing opportunities we are being presented can be attributed in large part to the continued pull-back by traditional institutional lenders in providing construction financing. The pull back by financial institutions in providing construction financings is in part a result of the increased regulatory burden on banks and other financial institutions related to such loans as a result of Basel III and the Dodd-Frank Act. In addition, we attribute a good portion of the increased volume in the number of prospective new Financing opportunities we are being presented to the public relations efforts, company branding, and the marketing campaign we continue to direct at mortgage brokers, mortgage bankers, and real estate owners and developers.

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Item 3.	Directors and Officers

Our Manager

HSF operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. We have established the Loan Committee that will make decisions with respect to all acquisitions and dispositions. See “Loan Committee of the Manager” below. Senior executives of our Manager are highly experienced real state lenders with each having more than 25 years of commercial real estate and financing expertise. Some of the members of management are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this Annual Report unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our members.

Our Manager performs its duties and responsibilities pursuant to a management agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our members. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers and Key Individuals of Management

Donald L. Braun*, Manager, Executive Vice President and Secretary - See “Loan Committee—Loan Committee of our Manager” for Mr. Braun’s biography.

Michael J. Jaynes, President - Mr. Jaynes has over 30 years of commercial real estate experience. He is directly responsible for loan originations and the asset management of outstanding loans. Mr. Jaynes rejoined HALL Group affiliates in 2000. Prior to rejoining HALL Group affiliates, Mr. Jaynes worked more than 7 years at GE Capital Real Estate as vice president and program manager. At GE Capital Real Estate, Mr. Jaynes was responsible for the performance of equity and debt portfolios valued at more than $2 billion dollars consisting of over 240 multifamily, office, retail, and hotel assets located throughout the country. Mr. Jaynes is a graduate of the Ohio State University, with a BS in business administration and a concentration in real estate.

Matt Mitchell, Senior Vice President - Mr. Mitchell has over 15 years of experience in commercial real estate and finance. He is responsible for sourcing, originating, and underwriting new real estate loans. Previously, Mr. Mitchell held various management and analytical positions in the commercial real estate industry, including 5 years with Ernst & Young's Transaction Real Estate Practice where he participated in and managed various valuation, loan underwriting, and transaction due diligence projects related to commercial real estate transactions totaling over $5 billion. Mr. Mitchell is a graduate of Texas A&M University with a BS in Finance.

David Cain, Vice President - Mr. Cain focuses primarily on loan originations with an emphasis on underwriting, market analysis, and drafting internal recommendations to the Loan Committee. He has 15 years of diverse experience with HALL Group affiliates. Mr. Cain holds a Bachelor of Arts degree from the University of Southern California and a Masters of Business Administration (MBA) degree from the University of California - Davis.

Brad Ferguson, Vice President - Mr. Ferguson has over 10 years of combined experience in commercial real estate and portfolio management. As Production Manager for HSF, Mr. Ferguson's primary focus is new loan origination with an emphasis in underwriting, financial analysis and asset management. Prior to joining HSF, Mr. Ferguson held asset management roles with multiple companies over-seeing commercial real estate portfolios ranging from $100 million to $2 billion. Mr. Ferguson holds an MBA from Texas State University and a BBA in real estate and marketing from Baylor University.

Mike Canning, Vice President - Mr. Canning has 15 years of real estate and finance industry experience. He focuses primarily on screening new deals, underwriting and drafting internal recommendations for HSF's investment committee, as well as various other projects within HALL Group. Prior to joining HSF, Mr. Canning held various analytical and project management roles at GE Real Estate. Mr. Canning holds a BA in Economics and Business from Virginia Military Institute.

10

Rebecca Reitz, Vice President - Ms. Reitz joined HALL Group affiliates in 1988 and in 2006 was appointed to the position of Loan Compliance Manager. In her nearly 30 years with HALL Group affiliates she has excelled in a number of positions. Ms. Reitz is responsible for monitoring loan agreements and insuring the ongoing compliance of borrowers in such areas as financial reporting, insurance renewal and escrows, tax payments and escrows etc. Ms. Reitz also acts as a closing coordinator in managing and insuring compliance with the closing checklist by borrowers for each loan closing. Ms. Reitz serves as a board member on the Frisco YMCA.

Dean Goodboe, Vice President - Mr. Goodboe joined the Company in 2017. He has more than 7 years of loan origination experience. He focuses primarily on closing, financing analysis and asset management of the Company’s Loans. Previously, Mr. Goodboe held production positions where he originated approximately $3.0 billion in commercial real estate loans in roles at Goldman Sachs and Bank of the Ozarks. Mr. Goodboe holds a Bachelor of Arts degree and an MBA from Southern Methodist University.

Margaret Coughlin*, Controller - Ms. Coughlin brings more than 30 years of accounting and financial leadership experience to her role as the Controller for HALL Group. She has worked with both public and private organizations and has international experience in Aberdeen, Scotland and Istanbul, Turkey. In her current role, Ms. Coughlin oversees accounting functions for HALL Group. After graduating from Vanderbilt University with a bachelor’s degree in economics, Ms. Coughlin began her career with EDS and Sun Oil Company. She is also a Certified Public Accountant (CPA) and a member of the American Institute of CPA’s and the Texas Society of CPA’s.

Mark Blocher*, Vice President of Investor and Broker Relations - Mr. Blocher joined HALL Group in 1984. He has more than 30 years of experience in investor and broker relations. Mr. Blocher has been head of investor relations for HALL Group entities for the past 25 years and most recently has been heading the private placement investment department, raising funds for various HALL Group development projects. Mr. Blocher has a Bachelor of Business Administration from the University of Michigan.

Whitney Jacobson*, Vice President of Investments - Ms. Jacobson has more than 25 years of experience with investment, strategic and communications leadership within the political, business and wine industries and has been with Hall Group affiliates since 1997. She provides overall guidance for all HALL and WALT Wines investor relations, communications, brand and charitable investment functions. Before joining HALL & WALT Wines in 2006, Ms. Jacobson worked at the White House in several capacities. From 1995-1997, she oversaw the Office of Personnel as Deputy Director under the Bill Clinton Administration. Then in 1997, Ms. Jacobson was appointed Chief of Staff for United States Ambassador to Austria, Kathryn Hall. She holds a Bachelor of Arts from Georgetown University and an MBA from DePaul University.

Stephanie Byrd*, General Counsel for HALL Group - Ms. Byrd has 20 years of legal experience. She directs the legal affairs and oversees risk management for HALL Group affiliated companies. Ms. Byrd’s legal career began with a downtown Dallas law firm, where she represented clients in a wide range of practice areas both in litigation and commercial transactions. After several years, she moved to California where she joined an AmLaw 200 firm and expanded her legal background to include risk management and insurance coverage. Ms. Byrd holds a Bachelor of Business Administration in finance from the University of Texas at Austin and a Juris doctorate from Baylor School of Law.

Kymberley Scalia*, Vice President of Marketing for the Hall Group - Mrs. Scalia has 15 years of marketing and PR experience. Prior to joining HALL Group, Scalia held the position of Director of Corporate Marketing for over three years at Trademark Property Co. Prior to that, she was Vice President, Corporate Marketing for Coyote Management for twelve years. Previously she has held the positions of Regional Specialty Leasing Manager for Zamias Services, Inc., and Marketing Director/Specialty Leasing Manager for the WestEnd Market Place in Downtown Dallas. Ms. Scalia has a BA in Marketing from Western Michigan University and an AA in Fashion Merchandising and holds the CRX, CMD designation from the ICSC.

The majority of the individuals noted above work exclusively on matters involving HSF; however, where an * is indicated, services are provided for other affiliated entities in HALL Group as well.

Loan Committee

General

The Loan Committee is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving each of the Financings made, (2) establishing funding guidelines and overseeing Financings, (3) establishing policies for any loan amendments or modifications, and (4) overseeing the activities of subsidiaries. The Loan Committee will consist of at least three members, each of whom will be appointed by our Manager, who will serve until such time as such Loan Committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The Loan Committee currently consists of Craig Hall, Donald Braun and Richard Hyman. The Loan Committee generally meets weekly and more frequently as business conditions require.

11

Loan Committee of our Manager

Craig Hall - Mr. Hall is Chairman and Founder of the HALL Group. Mr. Hall has successfully grown the HALL Group from an entrepreneurial start-up to a real estate and finance industry leader. He formed HALL Group in 1968 at age 18 with $4,000. Today, his diversified business interests include real estate ownership, real estate development and management; commercial real estate lending; vineyards and wineries; venture capital and private equity, and oil and gas.

Previously, Mr. Hall was a part owner of the Dallas Cowboys; formed one of the first stock savings and loans in Michigan; founded one of the first for-profit HMOs in the country; and participated, along with Time, Inc., in growing the nation's largest chain of health and sports clubs. He has received numerous prestigious awards and, most recently was named a member of the Horatio Alger Association for Distinguished Americans. Mr. Hall has authored six books, four of which are on real estate and real estate investing including Timing the Real Estate Market and The Responsible Entrepreneur. His most recent book A Perfect Score, co-authored with his wife Ambassador Kathryn Hall, was released in September 2016 and reached the New York Times non-fiction bestseller list.

Donald Braun - Mr. Braun is President of various HALL Group entities and is Executive Vice President/Secretary of the Company. Mr. Braun oversees the management of HALL Group's core business activities. Mr. Braun has been with HALL Group companies since 1980 and has extensive experience obtained over more than 35 years in the real estate finance markets working with and structuring debt and equity financing across a broad spectrum of international and domestic capital market sources. Mr.  Braun has served as a board member of numerous private companies across a broad range of industries and has served on the boards of various nonprofit organizations which currently include the Fairview Economic Development Corporation, and the Collin County Business Alliance. Mr. Braun holds a bachelor's degree in economics from Albion College and has a certified public accountant designation (CPA).

Richard Hyman - Mr. Hyman has been active as a principal in various commercial transactions and debt ventures for over 25 years. Triquest Financial Services, founded by Mr. Hyman, is a real estate investment and advisory firm. It was one of the first commercial loan conduits in the CMBS industry, and it originated or participated in transactions involving over a $1 billion. Mr. Hyman is a 1975 Phi Beta Kappa graduate of the University of Wisconsin at Madison. Mr. Hyman has worked closely with HALL Group for many years and has been a member of the Loan Committee for all investments which were made by HSF and its predecessors in interest dating back to 2001.

Management Compensation

The investment activities of HSF are managed by an affiliate, HSF Holdings Management, LLC (the “Manager”), pursuant to the terms of a management agreement (“the Management Agreement”).  The Management Agreement provides for the Manager to receive an annual management fee (the “Management Fee”), payable monthly, in an amount that approximates the general and administrative expenses attributable to the Company, which may include but not be limited to payroll costs attributable to personnel engaged in the work and affairs of HSF either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year on a properly and fairly allocated basis plus a reasonable profit thereon (but which shall exclude direct expenses which are 100% attributable to the Company and payable by the Company to unaffiliated third parties for items that may include but are not limited to legal expenses, advertising, accounting expenses (the “HSF Direct Costs”)).  The Manager and the Company will from time to time, but no less frequently than semi-annually, evaluate the general and administrative costs attributable to the Company (excluding HSF Direct Costs) and adjust the Management Fee accordingly. While it is anticipated that the amount of the Management Fee may vary from year to year depending on the level of activity in HSF and the management support provided, in no event, however, shall the Management Fee payable by the Company to the Manager for any given year exceed the greater of (1) 1.5% of the commitment amount on new Financings originated during such calendar year, or (2) 1% of the principal payments received by the Company on existing Financings during such calendar year. The Management Agreement also obligates the Company pay directly, or reimburse the Manager, for all of the costs and expenses of the Company’s operations, including, without limitation, (1) all organization and offering expenses, (2) all costs of borrowed money, taxes and assessments on any property owned by the Company, as well as other taxes applicable to the Company, (3) legal, accounting, audit, brokerage and other fees, (4) all expenses incurred with the maintenance of Company books and records, the preparation and dissemination of reports, tax returns or other information to the holders of the Debentures and the making of payments or distributions to such holders, (5) expenses incurred in preparing and filing reports or other information with appropriate regulatory agencies, (6) insurance expenses and (7) all other costs and expenses incurred in connection with the Company’s business.

12

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of the Company’s membership interests (the “Units”) as of the date of this Annual Report for each person or group that holds more than 10% of our Units, for each executive officer and manager of the Company and for the executive officers and manager of the Company as a group.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 2323 Ross Avenue, Suite 200, Dallas, Texas 75201.

	Number of Units
Name of Beneficial Owner	Beneficially Owned	Percent of All Units
Hall Phoenix/Inwood Ltd.	1,000	100%
Donald L. Braun, Manager, Executive Vice President and Secretary	0	0%
Michael J. Jaynes, President and Treasurer	0	0%
Matt Mitchell, Senior Vice President	0	0%

All executive officers and manager of the Company as a group (3 persons)	0	0%

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, “Related-party Transactions,” in Item 7, Consolidated Financial Statements.

Item 6.	Other Information

None

Item 7.	Consolidated Financial Statements

13

HALL STRUCTURED FINANCE II, LLC
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

15

Independent Auditors’ Report

The Member
Hall Structured Finance II, LLC and its subsidiaries:

We have audited the accompanying consolidated financial statements of Hall Structured Finance II, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in member’s capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hall Structured Finance II, LLC and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/KPMG LLP

Dallas, Texas
April 30, 2019

16

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

Years ended December 31, 2018 and 2017

	2018	2017

Assets
Current assets:
Cash and cash equivalents	$59,022,363	45,515,970
Restricted cash	1,040,550	14,464
Marketable securities at fair value (note 2)	17,314,781	20,995,222
Accounts receivable	179,023	175,967
Due from affiliate	—	252,950
Interest receivable	1,973,555	904,801
Other current assets	150,000	2,236
Mortgage loans receivable, current (note 3)	63,610,000	81,580,153
Total current assets	143,290,272	149,441,763
Mortgage loans receivable, net - long-term (note 3)	163,447,175	43,071,015
Other assets	—	123,968
Total assets	$306,737,447	192,636,746

Liabilities and Member’s Capital
Current liabilities:
Escrows payable	$1,120,323	14,464
Accounts payable and other current liabilities	2,317,329	908,010
Loans payable, current (note 4)	30,390,000	60,497,519
Total current liabilities	33,827,652	61,419,993
Loans payable, net - long-term (note 4)	102,324,716	22,584,402
Debenture notes, net (note 5)	47,390,843	—
Total liabilities	183,543,211	84,004,395
Commitments and contingencies (note 7)

Total capital attributable to Hall Structured Finance II, LLC	118,543,248	104,769,491
Accumulated other comprehensive loss	(80,048)	(148,004)
Total Hall Structured Finance II, LLC capital	118,463,200	104,621,487
Noncontrolling interest	4,731,036	4,010,864
Total member's capital	123,194,236	108,632,351
Total liabilities and member's capital	$306,737,447	192,636,746

See accompanying notes to consolidated financial statements.

17

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2018 and 2017

	2018	2017
Net interest income:
Interest income	$28,459,532	12,242,052
Interest expense	8,224,569	3,271,260
Net interest income	20,234,963	8,970,792
Noninterest income:
Other income	25	167,343
Total noninterest income	25	167,343

Noninterest expense:
Management fee	3,010,875	2,747,050
General and administrative	1,892,893	802,694
Total noninterest expense	4,903,768	3,549,744

Investment:
Dividend income	267,636	27,010
Net realized gain on sales of marketable securities	33,507	9,462
Change in fair value of equity securities available for sale	(630,606)	-
Total investment and other	(329,463)	36,472
Net income, before noncontrolling interest	15,001,757	5,624,862
Less net income attributable to noncontrolling interest	(1,207,777)	(304,155)
Net income attributable to Hall Structured Finance II, LLC	13,793,980	5,320,707

Other comprehensive income (loss):
Change in net unrealized loss on corporate debt securities available for sale	47,733	(148,004)

Comprehensive Income	$13,841,713	5,172,703

See accompanying notes to consolidated financial statements.

18

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Capital

Years ended December 31, 2018 and 2017

	Total capital attributable to Hall Structured Finance II, LLC	Accumulated Other Comprehensive Loss	Total Hall Structured Finance II, LLC capital	Noncontrolling Interest	Total Member's Capital

Balances – December 31, 2016	$44,269,394	-	44,269,394	2,144,395	46,413,789

Contributions	55,541,270	-	55,541,270	1,920,000	57,461,270
Distributions	(361,880)	-	(361,880)	-	(361,880)
Sale of investment in Hall CA-NV, LLC (note 6)	-	-	-	(357,686)	(357,686)
Change in net unrealized gain (loss) in securities available for sale	-	(148,004)	(148,004)	-	(148,004)
Net income	5,320,707	-	5,320,707	304,155	5,624,862
Balances – December 31, 2017	104,769,491	(148,004)	104,621,487	4,010,864	108,632,351

Adoption of ASU 2016-01 (note 1(h))	(20,223)	20,223	-	-	-
Contributions	-	-	-	1,190,000	1,190,000
Distributions	-	-	-	(1,677,605)	(1,677,605)
Change in net unrealized loss on corporate debt securities available for sale	-	47,733	47,733	-	47,733
Net income	13,793,980	-	13,793,980	1,207,777	15,001,757
Balances – December 31, 2018	$118,543,248	(80,048)	118,463,200	4,731,036	123,194,236

See accompanying notes to consolidated financial statements.

19

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2018 and 2017

	2018	2017

Cash flows from operating activities:
Net income	$15,001,757	5,624,862
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of loan commitment fees	(4,391,215)	(2,254,382)
(Accretion) amortization of premium/discount included in interest income	(20,134)	52,895
Net realized gain from sale of marketable securities	(33,507)	(9,462)
Change in fair value of equity securities available for sale	630,606	-
Amortization of deferred loan costs	857,817	410,214
Amortization of debenture costs	290,614	-
Change in assets and liabilities:
Accounts receivable	(3,056)	(148,961)
Due from affiliate	252,950	(252,950)
Interest receivable	(1,068,754)	(1,286,769)
Other current assets	(147,764)	(351)
Escrows payable	1,105,859	14,464
Accounts payable and other current liabilities	1,409,319	(20,553)
Net cash provided by operating activities	13,884,492	2,129,007
Cash flows from investing activities:
Purchase of marketable securities	(14,965,570)	(1,057,163)
Sales of marketable securities	18,116,779	677,701
Receipt of loan commitment fees	5,229,693	6,138,800
Repayment of mortgage loans receivable	56,999,067	49,734
Increase in mortgage loans receivable	(160,243,552)	(73,084,475)
Decrease in affiliated note receivable	-	1,524,105
Sale of investment in Hall CA-NV, LLC	-	26,898,182
Net cash used in investing activities	(94,863,583)	(38,853,116)
Cash flows from financing activities:
Proceeds from loans payable	110,378,416	43,302,044
Repayment of loans payable	(59,152,104)	-
Proceeds from debenture notes	49,527,095	-
Payment of deferred debenture costs	(2,302,898)	(123,968)
Payment of deferred loan costs	(2,451,334)	(251,142)
Capital contributions	1,190,000	36,654,073
Capital distributions	(1,677,605)	-
Net cash provided by financing activities	95,511,570	79,581,007
Net increase in cash, cash equivalents and restricted cash	14,532,479	42,856,898
Cash, cash equivalents and restricted cash at beginning of year	45,530,434	2,673,536
Cash, cash equivalents and restricted cash at end of year	$60,062,913	45,530,434
Supplemental disclosures:
Interest paid	$5,864,332	2,679,497
Change in net unrealized loss on corporate debt securities available for sale	47,733	-
Reduction in interest receivable via sale of Hall CA-NV, LLC	-	4,044,370
Reduction in mortgage loans receivable via sale of Hall CA-NV, LLC	-	23,215,466
Reduction in accounts payable and other current liabilities via sale of Hall CA-NV, LLC	-	3,968
Reduction in affiliated note receivable via deemed capital distribution	-	361,880
Increase in marketable securities via capital contribution	-	20,807,197

See accompanying notes to consolidated financial statements.

20

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(1)	Organization and Summary of Significant Accounting Policies

(a)	Organization

Hall Structured Finance II, LLC (HSF II) was formed on January 14, 2013 by Hall Phoenix/Inwood, Ltd. (HPI), its sole member. HSF II and its subsidiaries are collectively referred to herein as the Company. The Company was formed for the purpose of providing financing and capital, directly or through subsidiaries in which it maintains a controlling interest, to unaffiliated third-party parties. Loans and capital provided by the Company are primarily secured by 1st mortgage deed of trusts and mortgages encumbering income producing commercial real estate projects. In certain instances, the Company has provided second lien mortgage loans, mezzanine loans, and preferred equity.

(b)	Basis of Accounting

The accompanying consolidated financial statements include the accounts of HSF II and the accounts of the entities in which HSF II has a controlling interest (collectively, the Company), and have been prepared on the accrual basis of accounting and conform to U.S. generally accepted accounting principles (U.S. GAAP) and the instructions to Form 1-K of Regulation A. The Company considers ownership interests, and the extent of control it exerts, when determining whether or not to consolidate investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c)	Noncontrolling Interest

Noncontrolling interests represent the noncontrolling interest holders’ share of the equity of certain subsidiaries that are consolidated. Net income is allocated to the noncontrolling interest holders in accordance with the respective subsidiaries’ governing agreements.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, due from affiliate, interest receivable, other current assets, escrows payable, accounts payable and other current liabilities are recorded at cost, which approximate their fair value due to the current nature of these assets and liabilities. The Company’s method of estimating the fair value of marketable securities is discussed in note 1(h). The carrying values of mortgage loans receivable, other assets, loans payable and debenture notes approximate their fair values based on interest rates and terms currently available for similar instruments.

(f)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

21

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(g)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Restricted cash represents cash held in escrow for the benefit of borrowers for the payment of future taxes, insurance, and/or deferred maintenance on properties.

The Company maintains cash and cash equivalent balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

In November 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted at the beginning of a reporting period for which financial statements have not been issued or made available for issuance. The Company early adopted ASU No. 2016-18 during the year ended December 31, 2017, and the accompanying consolidated statements of cash flows reflect the net change in cash, cash equivalents and restricted cash.

(h)	Marketable Securities

Marketable securities consist of corporate debt and equity securities. The Company classifies its debt and equity securities as available-for-sale (AFS), as they do not meet the criterion to be classified as held-to-maturity or trading based on management’s intent. The Company’s marketable securities have readily determinable fair values and are recorded at fair value using quoted market prices at the reporting date multiplied by the quantity held.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU No. 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU No. 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The provisions of ASU No. 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company applied the standard using a cumulative-effect adjustment by reclassifying $20,223 from accumulated other comprehensive loss to member’s capital.

The change in fair value of AFS equity securities is included in change in fair value of equity securities available for sale on the statement of comprehensive income. The change in unrealized holding gains and losses on AFS debt securities is excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses from the sale of AFS securities are determined on a specific-identification basis.

22

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Premiums and discounts on debt securities are amortized or accreted over the life of the related AFS security as an adjustment to yield on a straight-line basis, which approximates the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the consolidated statements of comprehensive income. Dividend and interest income are recognized when earned.

For AFS debt securities that management has no intent to sell and believes that it more likely than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the rest of the fair value loss is recognized in accumulated other comprehensive income (loss). A decline in the market value of any AFS security below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. For AFS equity securities, management considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other-than-temporary and is recorded in earnings. No other-than-temporary impairment was recorded during the years ended December 31, 2018 and 2017. Management reviews its investment portfolio on a semi-annual basis to determine whether any event or economic circumstance has occurred to indicate if any security is impaired. An unrealized loss exists when the current fair value of a security is less than its amortized cost. Any security with an unrealized loss could result in an impairment. If the Company has made a decision to sell an impaired security or if it is more-likely than-not that the Company will be required to sell an impaired security, then an other-than-temporary impairment loss would be recorded through income.

(i)	Mortgage Loans Receivable

Mortgage loans receivable are classified as held-for-investment based on management’s intentions and ability to hold the loans until maturity. The mortgage loans receivable are stated at the amount of unpaid principal, net of unamortized loan commitment and modification fees, and adjusted for any charge-offs or allowance for loan losses. The Company’s mortgage loans receivable are primarily loans provided in connection with the construction and development of commercial income producing real estate projects. All of the Company’s mortgage loans receivable as of December 31, 2018 are secured by a first lien deed of trusts and/or mortgages on each borrower’s underlying real estate assets. The repayment of the Company’s mortgage loans receivable are ultimately dependent on the sale of the property securing each loan, the availability of capital to allow the borrower to refinance and /or recapitalize the property, or the successful operation of the borrower’s business and the sufficiency of collateral. Risks related to the Company’s mortgage loans receivable include concentration of principal in a limited number of loans and borrowers, the timely completion within the allowable budget and means of the borrower in accordance with the project specifications of the real estate projects securing the loans, and the ultimate performance of the property in a manner that supports the value of the property at an amount that exceeds the mortgage loans receivable.

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HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(j)	Impairment and Allowance for Loan Losses

At December 31, 2018 and 2017, management determined no mortgage loans receivable were considered impaired. Additionally, management determined that all mortgage loans receivable were determined to have collateral with a fair value, less the estimated costs to sell, in excess of their respective outstanding loan balances. During the years ended December 31, 2018 and 2017, no mortgage loans receivable were considered impaired, no charge offs were taken, and no loan loss provision or related allowance was recorded. At December 31, 2018 and 2017, all mortgage loans receivable were current and paying as agreed.

Mortgage loans receivable are considered “impaired” if, based on current information and/or events, it is probable the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Management assesses and measures mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s effective interest rate. Generally, when the fair value of the collateral, net of the estimated costs to sell, or the present value of the expected cash flows is less than the recorded investment in the loan, any shortfall is promptly charged off.

An allowance for loan losses on mortgage loans receivable is established for shortfalls, if any, through a provision for loan losses charged against income, and includes specific reserves for impaired loans. Mortgage loans receivable deemed to be uncollectible are charged against the allowance when management believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions.

(k)	Deferred Loan Costs

Deferred loan costs for both loans payable and debenture notes represent commitment fees paid relating to certain loan payables, legal, and other third-party costs associated with the Company obtaining financing, which result in a closing of such financing. Deferred loan costs are amortized over the life of the loan payables using the straight-line method and are reflected as a direct deduction from the related debt liability in the accompanying consolidated balance sheets.

Amortization of deferred loan costs on loans payable totaled $857,817 and $410,214 for the years ended December 31, 2018 and 2017, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At December 31, 2018 and 2017, the Company had $2,132,333 and $538,816, respectively, of unamortized deferred loan costs applicable to loans payable. Amortization of deferred loan costs on debenture notes totaled $290,614 and $0 for the years ended December 31, 2018 and 2017, respectively, which are included in interest expense in the accompanying consolidated statements of comprehensive income. At December 31, 2018 and 2017, the Company had $2,136,252 and $0, respectively, of unamortized deferred loan costs applicable to debenture notes.

(l)	Revenue Recognition and Accounts Receivable

Interest income on mortgage loans receivable is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the valuation analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. At December 31, 2018 and 2017, management determined that no loans met the nonaccrual classification.

24

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Loan commitment and modification fees are amortized over the life of the loan receivables using the straight-line method and are reflected as a direct deduction from the related mortgage loans receivable in the accompanying consolidated balance sheets. Accretion of loan commitment and modification fees totaled $4,391,215 and $2,254,382 for the years ended December 31, 2018 and 2017, respectively, which are included in interest income in the accompanying consolidated statements of comprehensive income. At December 31, 2018 and 2017, the Company had $7,105,529 and $6,267,051, respectively, of unamortized deferred loan commitment fees.

At December 31, 2018 and 2017, there was no allowance for doubtful account receivables. Accounts receivables are reduced by an allowance for estimated uncollectable amounts, if any. The Company considers a number of factors, including length of time accounts receivable are past due, the previous loss history of the Company, and condition of the general economy and the industry as a whole in determining allowances for doubtful account receivables. Account receivables are written off when it is determined the receivable will not be collected.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. It includes a five-step process to assist an entity in achieving the main principles of revenue recognition under ASC 606. Because the standard does not apply a revenue associated with financial instruments (including loans), it did not have a material impact on the Company’s consolidated statements of comprehensive income most closely associated with the financial instruments (such as interest income and interest expense). The Company adopted this standard as of January 1, 2018 using a modified retrospective approach. The adoption of this standard did not require any adjustments to the opening balance of retained earnings as of January 1, 2018.

(m)	Income Taxes

The Company is not a tax-paying entity and, accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements. All income and losses from the Company’s operations is allocated directly to HPI, its sole member, who is individually responsible for reporting its respective shares of the Company’s income or loss on its income tax return.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense, and penalties in general and administrative expenses. Management believes there are no uncertain tax positions at December 31, 2018 and 2017. The Company’s federal income tax returns for the years 2015 through 2017 are open under the normal three-year statute of limitations, and therefore, are subject to examination.

(2)	Marketable Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value of the marketable securities, by major security type and class of security at December 31, 2018 and 2017 were as follows:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value

At December 31, 2018
Corporate debt securities	$12,246,428	51,830	(131,878)	12,166,380
Equity securities	5,799,230	-	(650,829)	5,148,401
Total	$18,045,658	51,830	(782,707)	17,314,781

At December 31, 2017
Corporate debt securities	$16,651,310	4,455	(132,236)	16,523,529
Equity securities	4,491,916	19,247	(39,470)	4,471,693
Total	$21,143,226	23,702	(171,706)	20,995,222

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HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Maturities of marketable securities classified as available for sale were as follows at December 31, 2018:

	Aggregate	Aggregate
	cost basis	Fair value
Due after one year through five years	$9,954,084	9,887,116
Due after five year through ten years	2,292,344	2,279,264
Equity securities	5,799,230	5,148,401
Total	$18,045,658	17,314,781

At December 31, 2018 and 2017, the fair value of the marketable securities was $17,314,781 and $20,995,222, respectively, which is measured utilizing Level 1 inputs.

Proceeds from the sale of marketable securities were $18,116,779 and $677,701 during the years ended December 31, 2018 and 2017, respectively. Gross realized gains and gross realized losses from the sale of marketable securities included in “net realized gains on sales of marketable securities” were $497,910 and $464,403, respectively, during the year ended December 31, 2018. Gross realized gains and gross realized losses from the sale of marketable securities included in “net realized gains on sales of marketable securities” were $11,616 and $2,154, respectively, during the year ended December 31, 2017. The change in net unrealized loss on corporate debt securities available for sale of $47,733 and ($127,781) is reported as Other comprehensive loss for the year ended December 31, 2018 and 2017.

The following table summarizes the fair value and the gross unrealized losses in the Company’s portfolio of corporate debt securities available for sale, and the length of time the individual securities have been in a continuous loss position as of December 31, 2018.

	Less than 12 months		More than 12 months		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
	Fair Value	(losses)	Fair Value	(losses)	Fair Value	(losses)

At December 31, 2018
Corporate debt securities	$3,402,660	(41,420)	3,054,334	(90,458)	6,456,994	(131,878)
Total	$3,402,660	(41,420)	3,054,334	(90,458)	6,456,994	(131,878)

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HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(3)	Mortgage Loans Receivable, Net

Mortgage loan receivables outstanding at December 31, 2018 and 2017 are as follows:

	December 31,	December 31,
	2018	2017

Mortgage loans receivable, gross	$234,162,704	130,918,219

Less current portion	(63,610,000)	(81,580,153)

Mortgage loans receivable, net of current portion	170,552,704	49,338,066

Less deferred loan commitment fees	(7,105,529)	(6,267,051)

Mortgage loans receivable, net - long-term	$163,447,175	43,071,015

The stated maturities of mortgage loans receivable, without consideration of payments received subsequent to December 31, 2018 and without consideration of various extension provisions provided for in the loans, for the next four years are as follows:

Period ending December 31:
2019	$63,610,000
2020	123,089,428
2021	47,462,267
2022 and thereafter	1,009
$234,162,704

(4)	Loans Payable, Net

Loans payable outstanding at December 31, 2018 and 2017 are as follows:

	December 31,	December 31,
	2018	2017

Loans payable, gross	$134,847,049	83,620,737
Less current portion	(30,390,000)	(60,497,519)

Loans payable, net of current portion	104,457,049	23,123,218
Less deferred loan costs	(2,132,333)	(538,816)
Loans payable, net - long-term	$102,324,716	22,584,402

The Company is subject to certain financial covenants under various loans payable. The Company was in compliance with all financial covenants at December 31, 2018 and 2017.

The stated maturities of the loans payable for the next five years, without regard to certain extension provisions provided for in such loan payables, are as follows:

27

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Period ended December 31:
2019	$30,390,000
2020	82,856,746
2021	19,100,303
2022	-
2023 and thereafter	2,500,000
$134,847,049

(5)	Debenture notes, net

On January 12, 2018, HSF II offered up to $50,000,000 in unsecured debentures issued under Regulation A of the Securities Act (the “Debentures”). The Debentures provide for an interest rate of 8.0% per annum, paid quarterly in arrears. The maturity date for the Debentures is December 31, 2022. The Debentures are being offered until the earliest of (1) the date on which $50,000,000 in aggregate principal amount of the Debentures has been purchased, (2) December 31, 2018, which date may be extended in the Company’s sole discretion, or (3) the date on which the Company terminates the offering, at the Company’s sole discretion. The offering was terminated by the Company in February 2019.

At December 31, 2018 and 2017, the Company had $47,390,843 and $0 in net debenture notes outstanding, respectfully.

December 31,
2018

Debenture notes, gross	$49,527,095
Less current portion	—

Debenture notes, net of current portion	49,527,095
Less deferred loan costs	(2,136,252)
Debenture notes, net - long-term	$47,390,843

(6)	Related-party Transactions

(a)	Management Fee

Effective January 1, 2017, the Company entered into a management agreement (the “Management Agreement”) with HSF Holdings Management, LLC (the “Manager”), which provides for the Manager to provide general and administrative services to the Company, which includes among other items the personnel engaged in the work and affairs of the Company either exclusively or on an allocated basis, rent, supplies, insurance, postage, for each given year. The Manager receives a management fee of up to 1.5% of the new loan commitments closed and completed by HSF in the calendar year. The management fee is intended to approximate the cost of providing the general and administrative services to the Company plus a reasonable profit thereon. The Management Agreement does not cover direct general and administrative expenses payable to 3rd parties which are unaffiliated with the Company and Manager which include, among other items, certain legal expenses, advertising, and accounting expense, which the Company pays directly.

28

HALL STRUCTURED FINANCE II, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Subsidiary sale to HPI

The Company sold its interest in its subsidiary, Hall CA-NV, LLC (“Cal-Neva”) in September 2017 to HPI for an amount equal to the carrying basis of the Company’s investment in Cal-Neva on the transaction date. In connection with the sale, Cal-Neva was deconsolidated by the Company. This resulted in a $357,686 reduction in noncontrolling interest, as shown on the consolidated statements of changes in member’s capital.

(c)	Guarantees

Affiliates of the Company guarantee certain loans payable of the Company.

(7)	Commitments and Contingencies

The Company has commitments to fund loan amounts to third-party borrowers under its existing loan agreements. The Company anticipates funding the loan commitments by primarily using proceeds received from third-party banks and other capital sources, from existing capital resources, and/or internally generated capital resources. The Company has historically obtained bank loans on a loan-by-loan basis either directly or indirectly through a subsidiary, with payment of such bank loans guaranteed directly by the Company and/or its affiliates.

The Company believes that there are currently no pending legal matters that would materially affect the Company’s financial position, results of operations, or liquidity.

(8)	Subsequent Events

On January 25, 2019, Hall Atlanta Rev, LLC, a consolidated subsidiary, entered into a $37,500,000 first mortgage construction loan, secured by a to-be-built 197-room hotel with a 5-story parking garage and an LED billboard, located in Atlanta, Florida. The borrower is required to make monthly interest payments through maturity, February 1, 2022. Construction is expected to be completed in mid-2020.

On February 21, 2019, Hall Urban Orlando, LLC, a consolidated subsidiary, entered into a $41,800,000 first mortgage construction loan, secured by a to-be-built 140-room Element hotel and a 144-room Aloft hotel, located in Orlando, Florida. The borrower is required to make monthly interest payments through maturity, March 1, 2022. Construction is expected to be completed by the end of 2020.

Other than the matters disclosed within the notes to the consolidated financial statements, no matters or circumstances have arisen through and including April 30, 2019, the date the consolidated financial statements were available to be issued, that require further recognition or disclosure.

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Item 8.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation of HSF Holdings, LLC (now Hall Structured Finance II, LLC)*
2.2	First Amendment to Certificate of Formation of HSF Holdings, LLC*
2.3	Company Agreement of HSF Holdings, LLC (now Hall Structured Finance II, LLC*
2.4	First Amendment to the Company Agreement of Hall Structured Finance II, LLC*
6.1	Management Agreement, dated as of January 1, 2017, by and between Hall Structured Finance II, LLC and HSF Holdings Management, LLC*
11.1	Independent Accountants’ Consent**

* Previously filed

** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in Dallas, Texas on April 30, 2019.

Hall Structured Finance II, LLC

By:	/s/ Michael J. Jaynes
Name: Michael J. Jaynes
Title: President

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Jaynes	President
Michael J. Jaynes	(Principal Executive Officer)	April 30, 2019

/s/ Donald J. Braun	Manager, Executive Vice President and
Donald J. Braun	Secretary	April 30, 2019

31